
November 19, 2010

Cleveland Gary, Chief Executive Officer
Healthway Shopping Network, Inc.
8895 N. Military Trail Suite 203B
Palm Beach Gardens, FL 33418

> **Re:** **Healthway Shopping Network, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 2, 2010**
> **File No. 333-166983**

Dear Mr. Gary:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 2

1. We note your response to comment three in our letter dated September 24, 2010. Please revise the first sentence in the first paragraph under this heading to state that the information presented is a brief overview of the key aspects of the offering.

2. We note your response to comment four in our letter dated September 24, 2010 and your revised disclosure on page 2 in your summary. The prospectus summary should provide a brief overview of the key aspects of the offering and the company with more detailed disclosure found in the body of prospectus. In this regard, you have provided a brief summary of the products you plan to sell but you have not provided more detailed disclosure of those products in the body of the prospectus. For example, on page 12 in your disclosure entitled Business, you state, "Healthway Shopping Network is a company formed to provide consumers with quality healthcare products not offered by other competitors." Your disclosure in this discussion should explain the actual products you plan to offer, why you characterize them as "quality healthcare products," and why your

competitors can not or have not offered them. Please revise your prospectus to provide in the appropriate section of the prospectus, a detailed discussion of the products you plan to sell.

3. We note your response to comment five in our letter dated September 24, 2010. Please revise your disclosure to indicate that you have not set up a web page nor secured a television shopping channel, if true, and that there is no guarantee that you will be successful even if you do utilize these formats.

4. We note your response to comment six in our letter dated September 24, 2010.   We continue to see unsupported qualitative and comparative statements contained in your prospectus. Consequently, we reissue our prior comment.

Business, page 12

5. We note your responses to comments nine and 12 in our letter dated September 24, 2010 and your revised disclosures. However, while you have provided more details of how you will use the proceeds in your Use of Proceeds discussion on page 9, you also need to revise your disclosure in your Business section to discuss the timing of and the specifics of each step of your business plan, quantifying the estimated cost for each step in your business plan and to provide more specific details concerning your revenue model. For example, provide your anticipated percentage margin of all sales of your products. Provide such details for your other sources of income. If appropriate, provide a description of the life cycle of a product from vendor, listing on one of your formats, customer selection, customer payment for the product and shipping to your customers. Your description should include the allocation of cost and profit through the process. We also note that you have updated the status of your current operations. However, please revise these disclosures to provide greater details. For example, please provide greater detail on the status and cost of your video productions. Also explain in greater detail the cost of having support staff "in place," and having fulfillment operations "ready to go." In this regard, as you have two employees, explain whether you have hired staff to perform these activities or you have contracted with third parties to provide these services. Finally, based on your description of your products in your prospectus summary, it appears some of your products would fall under the jurisdiction of the Federal Food, Drug, and Cosmetic Act and related regulations as dietary supplements, such as vitamins, minerals, herbs or botanicals, amino acids and other dietary substances. If applicable, please disclose how you will comply with any applicable FDA rules and regulations.

We may have further comment upon reading your response and revisions.

Management's Discussion and Analysis or Plan of Operations, page 16

6. We note your response to comment 16 in our letter dated September 24, 2010. We also

note your bullet points under the title "Our Objectives" on page 17. Please revise to explain the meaning of direct cost of sales of 45% or less, gross margin of 55% or greater and maintain operating expenses. Also please revise your disclosure to explain why these objectives are important and how they will impact your operations.

Directors, Executive Officers, Promoters and Control Persons, page 20

7. Please revise to describe the business experience of Messrs. Gary and Curci for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Employment Agreement, page 24

8. We note your response to comment 17 in our letter dated September 24, 2010. We also note that you have filed the agreements as exhibits. However, your company was founded in 2008 and the employment agreements are dated January 5, 2007. Please advise. Also, please revise your disclosure to describe the material terms of the employment agreements.

9. We note your response to comment18 in our letter dated September 24, 2010. We also note that your subject index to prospectus indicated that you have provided disclosures concerning related party transactions but no such section exists and therefore we reissue our comment. Please provide the disclosure required by Item 404 of Regulation S-K concerning related party transactions.

Security Ownership of Certain Beneficial Owners and Management, page 25

10. We note your response to comment 19 in our letter dated September 24, 2010. Please clarify the apparent footnote references on page 23; "Officers and Directors as a Group (2)."

Note 4- Commitments & Contingencies, page 32

Going Concern, page 32

11. Your comparison of your business to successful profitable companies such as Amazon or QVC may be premature and unauditable. Please explain how your auditors were able to audit such statements. Please also consider whether such statements are appropriate in the financial statements.

12. Your financial statements should be updated pursuant to Rule 8-08 of Regulation S-X.

Undertakings, page 46

13. We note your response to comment 24 in our letter dated September 24, 2010. We reissue our comment. Please revise to remove references to "small business issuer." See Item 512 of Regulation S-K. For examples, see paragraph "A.," the first sentence. This is only an example, please review all of your undertakings.

Signatures, page 48

14. We note your response to comment 25 in our letter dated September 24, 2010. No change, however, was made to the registration statement. We reissue our comment.

15. We note your response to comment 26 in our letter dated September 24, 2010. No change, however, was made to the registration statement. We reissue our comment.

Exhibit 5.1

16. We note your response to comment 27 in our letter dated September 24, 2010. Please have counsel clarify in the first sentence of the opinion that he has acted as counsel for you. We also note the opinion of counsel states that there are 178,500,000 shares outstanding, but on page 35 of the registration statement it states that there are 189,100,000 shares outstanding. Please reconcile. Further, we note that counsel has consented to his opinion being filed as an exhibit to the Form S-1. Please also have him consent to the prospectus discussing the opinion and being named in the registration statement.   In this regard, revise your registration statement to disclose the name and address of counsel who has passed on the legality of the securities. Paragraph 23 of Schedule A to Securities Act of 1933 requires a Section 10 prospectus disclose "the name and address of counsel who passed on the legality of the issue[.]"

You may contact Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director